SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Royce Micro-Cap Trust, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

780915104
(CUSIP Number)

Charles M. Royce, 1414 Avenue of the Americas, New York, New York 10019, (212) 486-1445
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 14, 2006
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages

CUSIP No. 780915104	13D	Page 2 of 5 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Charles M. Royce
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION U.S.A.
NUMBER OF SHARES BENEFICIALLY	7	SOLE VOTING POWER 1,133,760
OWNED BY EACH REPORTING	8	SHARED VOTING POWER
PERSON WITH	9	SOLE DISPOSITIVE POWER 1,133,760
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,133,760
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

CUSIP No. 780915104	13D	Page 3 of 5 Pages
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.98%
14	TYPE OF REPORTING PERSON* IN

* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 78080N108	13D	Page 4 of 5 Pages
Item 1. Security and Issuer.

The title and class of equity securities to which this statement relates is Common Stock.

The name and address of the principal executive offices of the Issuer are:

Royce Micro-Cap Trust, Inc.
1414 Avenue of the Americas
New York, New York 10019

Item 2. Identity and Background.

(a) The name of the person filing this statement is Charles M. Royce.

(b) Mr. Royce's business address is 1414 Avenue of the Americas, New York, New York 10019.

(c)        Mr. Royce is President, Chief Investment Officer and a member of the Board of Managers of Royce & Associates, LLC, a registered investment adviser whose clients include the Issuer and other registered investment companies. He is director/trustee and President of the Issuer and such other investment companies. These companies are located at 1414 Avenue of the Americas, New York, New York 10019.

        Mr. Royce is also managing general partner of Royce Management Company, the general partner of various private investment limited partnerships until October 2001.

(d) Not applicable.

(e) Not applicable.

(f) Mr. Royce is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable

Item 4. Purpose of Transaction.

        This schedule is being filed as a result of the sale of 40,000 shares of the Issuer's Common Stock by Charles M. Royce in November 2006, for an aggregate value of $614,125.50, which decreased Charles M. Royce's beneficial holdings of the Issuer's Common Stock below 5%.

CUSIP No. 780915104	13D	Page 5 of 5 Pages
Item 5. Interest in Securities of Issuer.

(a)       Mr. Royce beneficially owned 1,133,760 shares or 4.98% of the Issuer's outstanding Common Stock as of November 14, 2006. As of the date of this filing, he owns 1,097,260 shares or 4.82% of the Issuer's outstanding Common Stock.

(b) Mr. Royce has sole voting and sole dispositive powers as to all of the shares shown in item 5(a) above.

(c)        In the 60 days prior to the date of filing of this statement, Royce Family Fund, Inc., a charitable foundation, effected the following sales of the Common Stock of the Issuer, all of which were effected in the open market:

(1) on October 25, 2006: 14,800 shares at $15.0466 per share;
(2) on October 26, 2006: 25,000 shares at $14.9859 per share;
(3) on October 27, 2006: 15,000 shares at $15.0621 per share;
(4) on October 30, 2006: 21,200 shares at $15.0308 per share;
(5) on October 31, 2006: 14,800 shares at $15.0330 per share;
(6) on November 1, 2006: 2,474 shares at $15.0360 per share; and
(7) on November 2, 2006: 9,000 shares at $14.8043 per share.

(e) On November 14, 2006, Mr. Royce ceased to be the beneficial owner of more than 5% of the Issuer's outstanding Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Not applicable.

Item 7. Materials to be Filed as Exhibits.

Not applicable.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 14, 2006
(Date)

/s/ Charles M. Royce
(Signature)
Charles M. Royce